Exhibit 99.1

Cenovus to buy renewable power from Cold Lake First Nations, Elemental Energy partnership

Calgary, Alberta (July 22, 2021) – Cenovus Energy Inc. (TSX: CVE) (NYSE: CVE) has entered into a power purchase agreement (PPA) to buy solar-power produced electricity and the associated emissions offsets from a partnership between Cold Lake First Nations (CLFN) and Elemental Energy Inc., helping Cenovus advance two of its environmental, social & governance (ESG) focus areas by addressing climate & greenhouse gas (GHG) emissions as well as further supporting Indigenous reconciliation through economic engagement.

The southern Alberta project will add 150 megawatts of renewable energy to the province’s electricity grid once completed and is expected to begin producing electricity in 2023. Cenovus has signed a 15-year PPA for the full output of the facility, providing the offtake contract necessary for the construction of the project and ultimately helping Cenovus mitigate its scope 2 emissions. Scope 2 emissions are those represented by purchased or acquired electricity, steam, heat and/or cooling. In Cenovus’s case, these emissions primarily result from purchased electricity.

“Through this agreement we’re reinforcing our commitment to using multiple levers and innovative approaches to help us in our long-term ambition of achieving net zero emissions by 2050,” said Alex Pourbaix, Cenovus President & Chief Executive Officer. “This is also an excellent opportunity to further build on our long-standing relationship with Cold Lake First Nations in its partnership with Elemental.”

CLFN, part of the Denesųłiné Nation with 3,000 members and reserve lands around Cold Lake and Primrose Lake near some of Cenovus’s oil sands projects in northern Alberta, has been a long-time supplier of services at Cenovus’s projects. Vancouver-based Elemental Energy is a privately held developer, investor and operator of renewable energy projects, including two existing solar facilities in Alberta.

“Cold Lake First Nations is excited to partner with Elemental Energy and Cenovus on this important project.  As stewards of the land, our Nation fully supports sustainable renewable energy development respecting environmental, economic, cultural and social contexts, while realizing long-term economic benefits through an ownership stake in the project,” said Cold Lake First Nations Chief Roger Marten. “The project exemplifies the relationships we’ve built with our partners and creates an innovative path for economic reconciliation.”

“This project represents a milestone for Elemental by building on our track record of Indigenous partnerships and working with corporations to build large scale projects that advance Canada’s renewable energy economy,” said Jamie Houssian, Principal, Elemental Energy. “We are excited to demonstrate the power of collaboration with Cenovus, Cold Lake First Nations, and Elemental coming together to create a project that unites both purpose and profit.”

In addition to climate & GHG emissions and Indigenous reconciliation, Cenovus has also identified water stewardship, biodiversity and inclusion & diversity as its other significant ESG focus areas. The company anticipates it will release its comprehensive 2020 ESG report in the fourth quarter of 2021, which will include new ESG targets for each focus area, as well as pro forma metrics for the combined company to reflect Cenovus’s acquisition of Husky Energy on January 1, 2021.

Advisory

Forward-looking Information

This news release contains certain forward-looking statements and forward-looking information (collectively referred to as “forward-looking information”) within the meaning of applicable securities legislation, including the United States Private Securities Litigation Reform Act of 1995, about current expectations, estimates and projections about the future, based on certain assumptions made by the parties in light of our experience and perception of historical trends. Although the parties believe that the expectations represented by such forward-looking information are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned not to place undue reliance on forward-looking information as actual results may differ materially from those expressed or implied.

Forward-looking information in this document is identified by words such as “advance”, “ambition”, “anticipates”, “commitment”, “expected”, “focus”, “help”, “opportunity”, “planned”, “targets”, “will” or similar words or expressions and includes suggestions of future outcomes, including, but not limited to, statements about: the project’s anticipated timing and volume of generated electricity; the anticipated impact of the PPA on Cenovus’s scope 2 emissions and Cenovus’s ability to achieve its ambition of net zero GHG emissions by 2050; and Cenovus releasing a comprehensive 2020 ESG report in later 2021, which will include new ESG targets and pro forma metrics for the combined company.

Developing forward-looking information involves reliance on a number of assumptions and consideration of certain risks and uncertainties, some of which are specific to the parties individually and others that apply to their respective industries generally. Additional information about risks, assumptions, uncertainties and other factors that could influence Cenovus’s actual results is provided in Cenovus’s Management's Discussion and Analysis (MD&A) for the period ended December 31, 2020 and its MD&A for the period ended March 31, 2021, as well as in other documents Cenovus files from time to time with securities regulatory authorities in Canada (available on SEDAR at sedar.com, on EDGAR at sec.gov and Cenovus’s website at cenovus.com).

The parties undertake no obligation to update or revise any forward-looking information except as required by law.

Cenovus Energy Inc.

Cenovus Energy Inc. is an integrated energy company with oil and natural gas production operations in Canada and the Asia Pacific region, and upgrading, refining and marketing operations in Canada and the United States. The company is focused on managing its assets in a safe, innovative and cost-efficient manner, integrating environmental, social and governance considerations into its business plans. Cenovus common shares and warrants are listed on the Toronto and New York stock exchanges, and the company’s preferred shares are listed on the Toronto Stock Exchange. For more information, visit cenovus.com.

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Cenovus contacts:

Investors	Media
Investor Relations general line 403-766-7711	Media Relations general line 403-766-7751

Cold Lake First Nations

The Dene Su’line (Cold Lake First Nations) lived as a sovereign Nation in their traditional homelands surrounding Cold Lake and Primrose Lake as the ancestors had for time immemorial. The Nation had its own culture, economy, government and laws and exercised the inherent rights of the Dene Su’line from the original sovereignty they possessed and exercised subject to responsibilities placed on them by the Creator to care for the land and share it with all other living things.  Since the creation of the Air Weapons Range in 1952, much of the Traditional Homelands had been lost and the people left in disruption. Currently the Nation has approximately 3,000 members, with over 1,300 members residing on-reserve. The Nation strives to protect its people, environment, culture, language and way of life through the continuance of education and awareness. Equally, CLFN maintains an economic focus for a “livelihood for a livelihood” to provide and sustain an excellent quality of life for its members, for generations to come through environmental stewardship, social inclusion, and value creation.

Cold Lake contact:

Media Charles Muskego
780-594-7183

Elemental Energy Inc.

Elemental Energy develops, owns and operates industry-leading wind, solar and hydro projects across North America that put clean power on the grid with purpose, for profit. We are building a world powered by renewable energy, now – generating long term financial returns, environmental benefits for the planet, and positive social impacts for the communities in which we work. Please visit www.elementalenergy.ca.

Elemental Energy contact:

Media Jamie Houssian
604-838-9581